

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2022

Vikram Grover
Chief Executive Officer
Himalaya Technologies, Inc.
1 E Erie St, Suite 525 Unit #2420
Chicago, IL 60611

> **Re: Himalaya Technologies, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed January 18, 2022**
> **File No. 000-55282**

Dear Mr. Grover:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Energy & Transportation
